OFFICE OF THRIFT SUPERVISION
                              WASHINGTON, DC 20552

                                    --------

                                    FORM 10-Q

(Mark One)

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OF 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the quarterly period ended:  JUNE 30, 1997
                               --------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from                to
                               ---------------  ---------------

                             OTS Docket number 05939
                                              ------

                            COMMUNITY SAVINGS, F. A.
--------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             UNITED STATES                                65-0525685
----------------------------------------       ---------------------------------
    (STATE OR OTHER JURISDICTION OF                      (IRS EMPLOYER
    INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)

          660 US Highway One
         North Palm Beach, FL                                 33408
----------------------------------------       ---------------------------------
    (ADDRESS OF PRINCIPAL EXECUTIVE                         (ZIP CODE)
               OFFICES)

        REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (561) 881-4800
                                                          ----------------------

     Indicate by check whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

      As of August 11, 1997 there were 5,090,120 shares of the Registrant's common stock outstanding.

                    COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
                                TABLE OF CONTENTS

PART I. FINANCIAL INFORMATION                                                            PAGE
-----------------------------                                                            ----

Item 1.  Financial Statements
         Unaudited Consolidated Statements of Financial Condition as of June 30,
         1997 and December 31, 1996 (Unaudited)                                           2

         Consolidated  Statements of Operations for the three and the six months
         ended June 30, 1997 and 1996 (Unaudited)                                         3

         Consolidated Statements of Changes in Shareholders' Equity for the year ended  December  31,  1996 and for the six months  ended June 30,  1997
         (Unaudited)                                                                      4

         Consolidated Statements of Cash Flows for the six months ended June 30,
         1997 and 1996 (Unaudited)                                                        5

         Notes to Consolidated Financial Statements (Unaudited)                           6

Item 2.  Management's Discussion and Analysis of Financial Condition and Results
         of Operations                                                                   10

PART II. OTHER INFORMATION
--------------------------

Item 1   Legal Proceedings                                                               16

Item 2   Changes in Securities                                                           16

Item 3   Default Upon Senior Securities                                                  16

Item 4   Submission of Matters to a Vote of Security Holders                             16

Item 5   Other Information                                                               16

Item 6   Exhibits and Reports on Form 8-K                                                16

         Signature Page                                                                  17

ITEM 1.  FINANCIAL STATEMENTS.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
AT JUNE 30, 1997 AND DECEMBER 31, 1996

                                                                                    June 30,          December 31,
                                                                                      1997                1996
                                                                                      ----                ----
                                                                                              (Unaudited)
ASSETS                                                                                      (In Thousands)
  Cash and cash equivalents:
     Cash and amounts due from depository institutions                              $14,524              $13,547
     Interest-bearing deposits                                                       23,546               28,895
                                                                                     ------               ------
        Total cash and cash equivalents                                              38,070               42,442

  Securities available for sale                                                     150,106              123,152
  Investments - held to maturity                                                     21,563               22,139
  Mortgage-backed and related securities - held to maturity                          50,206               53,405
  Loans receivable, net of allowance for loan losses                                409,895              389,040
  Accrued interest receivable                                                         2,880                2,354
  Office properties and equipment, net                                               18,467               16,368
  Investment in and advances to real estate venture                                      89                   62
  Real estate owned, net                                                              1,353                1,455
  Federal Home Loan Bank stock - at cost                                              3,263                2,864
  Other assets                                                                        3,895                1,928
                                                                                   --------             --------
        Total assets                                                               $699,787             $655,209
                                                                                   ========             ========

LIABILITIES
  Deposits                                                                         $540,533             $513,709
  Mortgage-backed bond - net                                                         16,782               17,230
  Advances from Federal Home Loan Bank                                               46,052               34,763
  ESOP borrowings                                                                     1,719                1,915
  Advances by borrowers for taxes and insurance                                       4,835                1,059
  Other liabilities                                                                   8,904                8,378
  Deferred income taxes                                                               2,284                2,036
                                                                                    -------              -------
        Total liabilities                                                           621,109              579,090
                                                                                    -------              -------

SHAREHOLDERS' EQUITY
  Preferred stock ($1 par value): 10,000,000 authorized
   shares, no shares issued                                                              --                   --
  Common stock ($1 par value): 20,000,000 authorized
   shares, 5,090,120 shares outstanding                                               5,090                5,090
  Additional paid in capital                                                         30,000               29,950
  Retained income - substantially restricted                                         46,308               44,603
  Common stock purchased by Employee Stock Ownership Plan                            (1,620)              (1,848)
  Common stock issued to Recognition and Retention Plan                                (515)                (608)
  Unrealized decrease in market value of assets available
   for sale, net of income taxes                                                       (585)              (1,068)
                                                                                   --------             --------
        Total shareholders' equity                                                   78,678               76,119
                                                                                   --------             --------
        Total liabilities and shareholders' equity                                 $699,787             $655,209
                                                                                   ========             ========

See notes to consolidated financial statements.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996

                                                                      For the three months       For the six months
                                                                          ended June 30,             ended June 30,
                                                                       1997          1996         1997         1996
                                                                       ----          ----         ----         ----
                                                                                       (Unaudited)
                                                                                      (In Thousands)
Interest income:
  Real estate loans                                                  $7,791        $6,718      $15,479      $13,190
  Consumer and commercial business loans                                410           355          817          707
  Investment securities and securities available for sale             2,909         2,383        5,280        4,316
  Mortgage-backed and related securities                              1,021         1,070        2,010        2,190
  Interest-earning deposits                                             426           565          991        1,436
                                                                     ------        ------       ------       ------
     Total interest income                                           12,557        11,091       24,577       21,839
                                                                     ------        ------       ------       ------

Interest expense:
  Deposits                                                            5,661         4,873       11,031        9,764
  Advances from Federal Home Loan Bank
    and other borrowings                                              1,152           851        2,229        1,794
                                                                     ------        ------       ------       ------
     Total interest expense                                           6,813         5,724       13,260       11,558
                                                                     ------        ------       ------       ------

Net interest income                                                   5,744         5,367       11,317       10,281

Provision for loan losses                                                53            38           83           40
                                                                     ------        ------       ------       ------

Net interest income after provision for loan losses                   5,691         5,329       11,234       10,241
                                                                     ------        ------       ------       ------

Other income:
 Servicing income and other fees                                        104            32          158           63
 NOW account and other customer fees                                    829           767        1,608        1,543
 Net gain on sale of securities

   available for sale                                                     -             -            -          138
 Net loss on amounts due from depository institutions                     -          (200)           -         (200)
 Net loss on sale of loans receivable                                     -          (218)           -         (218)
 Loss incurred in real estate venture                                     -           (48)          (1)         (58)
 Miscellaneous                                                           38            37           97           69
                                                                     ------        ------       ------       ------
     Total other income                                                 971           370        1,862        1,337
                                                                     ------        ------       ------       ------

Operating expense:
 Employee compensation and benefits                                   2,122         1,933        4,253        3,794
 Occupancy and equipment                                              1,226         1,137        2,420        2,257
 Net gain on real estate owned                                           (9)           (5)          (3)         (82)
 Advertising and promotion                                              238           210          432          362
 Federal deposit insurance premium                                       83           265           99          518
 Miscellaneous                                                          852           737        1,604        1,420
                                                                     ------        ------       ------       ------
     Total operating expense                                          4,512         4,277        8,805        8,269
                                                                     ------        ------       ------       ------

Income before provision for (benefit from) income taxes               2,150         1,422        4,291        3,309

Provision for (benefit from) income taxes                               767          (361)       1,556          258
                                                                     ------        ------       ------       ------
Net income                                                           $1,383        $1,783       $2,735       $3,051
                                                                     ======        ======       ======       ======
Primary and fully diluted earnings per share                         $ 0.27        $ 0.36       $ 0.54       $ 0.62
                                                                     ======        ======       ======       ======

See notes to consolidated financial statements.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 1996 AND
FOR THE SIX MONTHS ENDED JUNE 30, 1997  (UNAUDITED)

                                                                                                    Unrealized
                                                                                                     Increase
                                                                                                   (Decrease) in
                                                                Retained     Employee  Recognition  Market Value
                                                    Additional   Income-      Stock        and       of Assets
                                           Common    Paid In  Substantially  Ownership  Retention  Available for
                                           Stock     Capital   Restricted     Plan        Plan        Sale         Total

                                       ==================================================================================
                                                                           (In Thousands)

  Balance - September 30, 1996           $  5,090   $ 29,881   $ 43,902    $ (1,965)   $   (654)   $ (1,198)   $ 75,056
  Net income for three months ended
        December 31, 1996                      --         --      1,160          --          --          --       1,160
  Stock options exercised                      --          4         --          --          --          --           4
  Unrealized increase in market value
        of assets available for sale
        (net of income taxes)                  --         --         --          --          --         130         130
  Amortization of deferred
        compensation - Employee Stock
        Ownership Plan and Recognition
        and Retention Plan                     --         65         --         117          46          --         228
  Dividends declared                           --         --       (459)         --          --          --        (459)
                                        --------------------------------------------------------------------------------
  Balance - December 31, 1996 (unaudited)   5,090     29,950     44,603      (1,848)        608)     (1,068)     76,119
  Net income for six months ended
        June 30, 1997                          --         --      2,735          --          --          --       2,735
  Unrealized increase in market value
        of assets available for sale
        (net of income taxes)                  --         --         --          --          --         483         483
  Amortization of deferred
        compensation - Employee Stock
        Ownership Plan and Recognition
        and Retention Plan                     --         50         --         228          93          --         371
  Dividends declared                           --         --     (1,030)         --          --          --      (1,030)
                                        --------------------------------------------------------------------------------

  Balance-June 30, 1997(unaudited)       $  5,090   $ 30,000   $ 46,308    $ (1,620)   $   (515)   $   (585)   $ 78,678
                                        ================================================================================


  See notes to consolidated financial statements.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996

                                                                          For the six months ended
                                                                                  June 30,
                                                                              1997         1996
                                                                              ----         ----
                                                                                (Unaudited)
                                                                               (In Thousands)
CASH FLOWS FROM (FOR) OPERATING ACTIVITIES:
 Net income                                                               $  2,735    $  3,051
 Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation                                                                677         606
   ESOP and Recognition and Retention Plan compensation expense                371         243
   Accretion of discounts, amortization of premiums, and other deferred
     yield items                                                              (766)       (737)
   Provision for losses on other assets                                         --         200
   Provision for loan losses                                                    83          40
   Provision for gains and net gains on sales of real estate owned              (2)        (99)
   Amortization of discount on mortgage-backed bond                            246         248
   Net (gain)loss on sale of other assets                                      (14)        220
 Increase in accrued interest receivable                                      (526)       (132)
 Increase in other assets                                                   (1,967)       (696)
 (Increase) decrease  in loans available for sale                              (10)        526
 Increase (decrease) in other liabilities                                      526        (134)
                                                                          --------    --------

    Net cash  provided by operating activities                               1,353       3,336
                                                                          --------    --------

CASH FLOWS FROM (FOR) INVESTING ACTIVITIES:
 Loan originations and principal payments on loans                         (18,406)    (17,821)
 Principal payments received on mortgage-backed and related securities       6,389       5,747
 Principal payments on investments                                             939       1,462
 Purchases of:
  Loans                                                                     (2,590)    (10,849)
  Securities available for sale                                            (41,309)    (63,332)
  Federal Home Loan Bank stock                                                (399)         --
  Office property and equipment                                             (2,756)     (1,097)
 Proceeds from sales of:
  Office property and equipment                                                 78          79
  Participation loan purchased                                                  --       3,452
  Real estate acquired in settlement of loans                                  189         548
 Proceeds from maturities of investments                                    12,300      13,000
 Investment in real estate venture                                             (27)       (233)
 Other investing                                                              (159)       (128)
                                                                          --------    --------

          Net cash used for investing activities                           (45,751)    (69,172)
                                                                          --------    --------

CASH FLOWS FROM (FOR) FINANCING ACTIVITIES:
 Net increase (decrease) in:
   NOW accounts, demand deposits, and savings accounts                       3,445      (4,029)
   Certificates of deposit                                                  23,379      37,479
 Advances from Federal Home Loan Bank                                       15,000       5,000
 Repayment of advances from Federal Home Loan Bank                          (3,711)     (2,175)
 Advances by borrowers for taxes and insurance                               3,776       3,314
 ESOP loan                                                                    (196)       (295)
 Sale of common stock - net issuance                                            --          13
 Payments made on mortgage-backed bond                                        (694)       (693)
 Dividends paid                                                               (973)       (783)
                                                                          --------    --------

          Net cash provided by financing activities                         40,026      37,831
                                                                          --------    --------

NET  DECREASE IN CASH AND CASH EQUIVALENTS                                  (4,372)    (28,005)
CASH AND CASH EQUIVALENTS, beginning of period                              42,442      59,642
                                                                          --------    --------
CASH AND CASH EQUIVALENTS, end of period                                  $ 38,070    $ 31,637
                                                                          ========    ========

See notes to consolidated financial statements.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF PRESENTATION

      The unaudited consolidated interim financial statements for Community Savings, F. A. and its subsidiaries ("Community Savings" or the "Association"), the majority-owned subsidiary of ComFed, M. H. C., reflect all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary to present fairly the Association's consolidated financial condition and the consolidated results of operations and cash flows for interim periods. The results for interim periods are not necessarily indicative of trends or results to be expected for the full year. All weighted interest rates are presented on an annualized basis. The unaudited consolidated interim financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto included in the Association's Annual Report to Shareholders for the year ended September 30, 1996.


2. REORGANIZATION TO A MUTUAL HOLDING COMPANY AND CONVERSION TO STOCK FORM OF OWNERSHIP

      The Association was reorganized into a federal mutual holding company, ComFed, M.H.C. (the "Holding Company") on October 24, 1994. In connection with the reorganization, the Holding Company retained $200,000 for operating capital. The Holding Company is chartered and regulated by the Office of Thrift Supervision ("OTS").

      Simultaneously with the reorganization into a mutual holding company, the Association sold shares of common stock which represent a minority interest in the Association to officers, directors, employees, and certain depositors and borrowers of the Association, and to certain members of the general public. The remaining issued and outstanding shares are owned by the Holding Company. The reorganization and minority stock offering were completed on October 24, 1994. The Association sold 2,379,856 shares at $15 per share for total gross proceeds of $35,697,840. The minority stock offering represented a minority ownership of 47.6% of the Association. The net proceeds of the stock offering, after reflecting conversion expenses of approximately $1,712,000, were $33,985,840. The net proceeds, less the $200,000 retained by the Holding Company, were added to the Association's general funds to be used for general corporate purposes.

      In connection with the reorganization to the stock form of ownership, the Community Savings, F. A. Employee Stock Ownership Plan ("ESOP") purchased 190,388 shares of the Association common stock at an average price of $14.45 per share, or $2,752,977 in the aggregate, which was funded by a loan from an unaffiliated lender. The Association makes scheduled cash contributions to the ESOP sufficient to service the amount borrowed. For the six months ended June 30, 1997, total contributions made to the ESOP, which are used to fund principal and interest payments on the ESOP debt, totaled approximately $270,000.

3.    CHANGE IN FISCAL YEAR END

      During  January  1997,  the  Board  of  Directors   voted  to  change  the
      Association's fiscal year end from September 30th to December 31st, effective December 31, 1996.

4.    NEW ACCOUNTING PRONOUNCEMENTS

      In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and No. 131 "Disclosures about Segments of an Enterprise and Related Information", which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. Adoption of these statements will not impact the Association's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5.    LOANS RECEIVABLE

      Loans receivable consist of the following:


                                                         JUNE 30,  DECEMBER 31,
                                                        ---------  ------------
                                                           1997       1996
                                                         --------   --------
                                                             (In Thousands)
       Real estate loans:
          Residential 1-4 family                         $311,493   $293,296
          Residential 1-4 family held for sale
           (at lower of cost or fair value)                    80         70
          Residential construction loans                   28,360     33,158
          Non-residential construction loans                3,104      2,200
          Land loans                                       15,880     19,426
          Multi-family loans                                9,059      8,096
          Commercial                                       51,777     37,815
                                                         --------   --------
             Total real estate loans                      419,753    394,061
                                                         --------   --------
       Non-real estate loans:
          Consumer loans                                   15,716     16,028
          Commercial business                               2,820      2,458
                                                         --------   --------
             Total non-real estate loans                   18,536     18,486
                                                         --------   --------
             Total loans receivable                       438,289    412,547

       Less:
          Undisbursed loan proceeds                        25,751     20,765
          Unearned discount and net deferred loan fees         41        200
          Allowance for loan losses                         2,602      2,542
                                                         --------   --------
       Total loans receivable,  net                      $409,895   $389,040
                                                         ========   ========

      The amount of loans on which the Association has ceased accruing interest aggregated approximately $1,466,000 and $1,631,000 at June 30, 1997 and December 31, 1996, respectively. The amount of interest not accrued related to these loans was approximately $98,000 and $65,000 at June 30, 1997 and December 31, 1996, respectively.

      An analysis of the changes in the allowance for loan losses is as follows:

                                                   For the six months
                                                     ended June 30,
                                                 ----------------------
                                                 1997              1996
                                                 ----              ----
                                                     (In Thousands)

      Balance, beginning of period             $ 2,542           $ 3,492
      Provision charged to income                   83                40
      Losses charged to allowance                  (23)           (1,240)
      Recoveries                                    --                --
                                               -------           -------
      Balance, end of period                   $ 2,602           $ 2,292
                                               =======           =======

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The Association accounts for impaired loans in accordance with SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118.

      An analysis of the recorded investment in impaired loans owned by the Association at June 30, 1997 and the related allowance for those loans is as follows:

                                                                      June 30, 1997
                                                                ------------------------
                                                                  Loan         Related
                                                                BALANCES      ALLOWANCES
                                                                --------      ----------
                                                                      (In Thousands)
      Impaired loan balances and related
       allowances for loan losses                               $ 1,056          $ 252
                                                                =======          =====


6.    REAL ESTATE OWNED


      Real estate owned consists of the following:
                                                               June 30,       December 31,
                                                                  1997            1996
                                                                -------          -------
                                                                      (In Thousands)

      Real estate owned                                         $ 1,402          $ 1,547
      Less allowance for loss                                        49               92
                                                                 ------          -------
      Total                                                     $ 1,353          $ 1,455
                                                                 ======          =======

      Changes in allowance for loss are as follows:
                                                                   For the six months
                                                                     ended June 30,
                                                                     --------------
                                                                  1997            1996
                                                                -------          -------
                                                                      (In Thousands)

      Balance, beginning of period                              $    92          $   149
      Provision charged to income                                    --              (69)
      Losses charged to allowance                                   (43)              --
                                                                -------          -------
      Balance, end of period                                    $    49          $    80
                                                                =======          =======

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.    DEPOSITS


      The weighted-average interest rates on deposits at June 30, 1997 and December 31, 1996 were 4.25% and 4.15%, respectively. Deposit accounts, by type and range of rates at June 30, 1997 and December 31, 1996, consist of the following:

                                                         JUNE 30,            DECEMBER 31,
                                                           1997                  1996
                                                           ----                  ----
                                                                (In Thousands)
      Account Type and Rate
      ---------------------
      Non-interest-bearing NOW accounts                 $20,140                $18,627
      NOW, Super NOW and funds transfer accounts         68,281                 67,076
      Passbook and statement accounts                    30,675                 30,821
      Money market accounts                              70,387                 69,514
                                                       --------               --------
      Total non-certificate accounts                    189,483                186,038
                                                       --------               --------
      Certificates:
       3.00% or less                                      1,067                  1,035
       3.01% - 3.99%                                         13                    598
       4.00% - 4.99%                                     18,146                 51,484
       5.00% - 5.99%                                    289,454                232,313
       6.00% - 6.99%                                     33,685                 33,568
       7.00% - 7.99%                                      8,685                  8,673
                                                       --------               --------
      Total certificates of deposit                     351,050                327,671
                                                       --------               --------

      Total                                            $540,533               $513,709
                                                       ========               ========

      Individual  deposits  greater than  $100,000 at June 30, 1997 and December
      31,   1996   aggregated   approximately   $79,348,000   and   $72,504,000,
      respectively. Deposits in excess of $100,000 are not insured.


8.    CONTINGENCIES


      The Association is continuing to investigate a previously reported possible employee defalcation which may have been occurring for several years. The Association maintains insurance to cover possible defalcation losses with a claim deductible of $200,000. The Association established a liability for the amount of the deductible during fiscal year 1996. Management currently estimates that the loss in excess of the deductible will not involve material amounts and will be covered by the insurance. Although the Association has notified its insurance company of the potential claim and the insurance company has acknowledged coverage, the insurance company has not completed its investigation of the claim.


9.    EARNINGS PER SHARE


      The primary and fully diluted weighted-average number of shares includes adjustments for the Association's ESOP, Recognition and Retention Plan ("RRP"), and stock options. For the quarter ended June 30, 1997, the primary and fully diluted weighted-average number of shares was 5,032,938 and 5,037,053, respectively. For the quarter ended June 30, 1996, the primary and fully diluted weighted-average number of shares was 4,930,842 and 4,941,183, respectively.

      During March 1997, FASB issued SFAS No. 128, "Earnings per Share". The statement, which is intended to simplify the current standard for computing earnings per share and to make it compatible with international standards, is effective for financial statements issued for periods ending after December 15, 1997. At that time, the Association will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new method for computing basic earnings per share, the dilutive effect of stock options will be excluded. For the quarter ended June 30, 1997, basic and diluted earnings per share as computed under the provisions of SFAS No. 128, would be $0.28 and $0.27 per share, respectively.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                     GENERAL

Community Savings, founded in 1955, is a federally-chartered savings and loan association headquartered in North Palm Beach, Florida. The Association's deposits are federally insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF"). The Association has been a member of the Federal Home Loan Bank of Atlanta ("FHLB") since 1955. On October 24, 1994, Community Savings successfully completed a stock offering by issuing 5,000,000 shares of common stock of which 47.6% or 2,379,856 shares were purchased at $15.00 a share by the public and 2,620,144 shares were issued to the newly formed mutual holding company, ComFed, M. H. C. During July 1995, 88,900 shares of common stock were issued from authorized but unissued shares to fund the Association's RRP, and during April 1996, 1,220 shares were issued upon the exercise of stock options, resulting in total shares of common stock currently issued and outstanding of 5,090,120.

The Association is a community-oriented financial institution engaged primarily in the business of attracting deposits from the general public and using such funds, together with other borrowings, to invest in various consumer based real estate loans and mortgage-backed securities ("MBS"). Community Savings' plan is to operate as a well-capitalized, profitable and independent institution. Community Savings currently exceeds all regulatory capital requirements. The Association's profitability is highly dependent on its net interest income. The components that determine net interest income are the amount of interest-earning assets and interest-bearing liabilities, together with the rates earned or paid on such interest rate-sensitive instruments. The Association is sensitive to managing interest rate risk exposure by better matching asset and liability maturities and rates. This is accomplished while considering the credit risk of certain assets. The Association maintains asset quality by utilizing comprehensive loan underwriting standards and collection efforts as well as by primarily originating or purchasing secured or guaranteed assets.

                         LIQUIDITY AND CAPITAL RESOURCES

The Association is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio is currently 5.0%. The Association's liquidity ratio averaged 13.23% during the six months ended June 30, 1997 while liquidity ratios averaged 14.10% for the year ended December 31, 1996. The Association adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans, repayment of borrowings, and loan commitments. The Association also adjusts liquidity as appropriate to meet its asset and liability management objectives. A major portion of the Association's liquidity consists of cash and cash equivalents, which are a product of its operating, investing, and financing activities.

The Association's primary sources of funds are deposits, amortization and prepayment of loans and MBS, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and MBS are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Association manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Association invests funds in excess of its immediate needs in short-term interest-earning deposits and other assets, which provide liquidity to meet lending requirements. Short-term interest-bearing deposits with the FHLB of Atlanta amounted to $23.3 million at June 30, 1997. Other assets qualifying for liquidity outstanding at June 30, 1997 amounted to $47.5 million. For additional information about cash flows from the Association's operating, financing, and investing activities, see the unaudited consolidated statements of cash flows included in the financial statements. .

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES

Liquidity management is both a daily and long-term function of business management. If the Association requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB which provide an additional source of funds. At June 30, 1997, the Association's advances from the FHLB totaled $46.1 million. The Association has in the past utilized borrowings from the FHLB principally to reduce interest rate risk, rather than for liquidity purposes.

At June 30, 1997, the Association had outstanding loan commitments totalling $5.0 million, which amount does not include the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year totaled $270.2 million at June 30, 1997. Based on prior experience, management believes that a significant portion of such deposits will remain with the Association.

                               FINANCIAL CONDITION

                   JUNE 30, 1997 COMPARED TO DECEMBER 31, 1996

The following table summarizes certain information relating to the Association's financial condition at the dates indicated.

                                                  June 30,   December 31,  Increase
                                                    1997         1996     (Decrease)
                                                  -------       -----     ----------
                                                             (Unaudited)
                                                            (In Thousands)
Assets:
   Total assets                                   $699,787   $655,209   $ 44,578
   Cash and cash equivalents                        38,070     42,442     (4,372)

   Securities portfolio:
      Investment securities                         21,563     22,139       (576)
      Securities available for sale                150,106    123,152     26,954
      Mortgage-backed and related securities        50,206     53,405     (3,199)
                                                  --------   --------   --------
   Total securities portfolio                      221,875    198,696     23,179

    Loans receivable, net                          409,895    389,040     20,855
    Real estate owned, net                           1,353      1,455       (102)

Liabilities:
  Total liabilities                                621,109    579,090     42,019
  Deposits                                         540,533    513,709     26,824
  Federal Home Loan Bank advances                   46,052     34,763     11,289
  ESOP borrowings                                    1,719      1,915       (196)
  Advances by borrowers for taxes and insurance      4,835      1,059      3,776
  Shareholders' equity                              78,678     76,119      2,559

Total assets increased $44.6 million to $699.8 million at June 30, 1997, as compared to $655.2 million at December 31, 1996 primarily due to a $20.9 million increase in the Association's loan portfolio to $409.9 million at June 30, 1997 from $389.0 million at December 31, 1996, and a $23.2 million increase in the securities portfolio (which includes securities available for sale, investment securities, and MBS) to $221.9 million at June 30, 1997 from $198.7 million at December 31, 1996. Such increases were partially offset by a $4.3 million decrease in cash and cash equivalents to $38.1 million at June 30, 1997 from $42.4 million at December 31, 1996. The increase in total assets was funded primarily by a $26.8 million increase in deposits to $540.5 million at June 30, 1997 from $513.7 million at December 31, 1996. In addition, purchases of securities available for sale were funded in part by an $11.3 million increase in FHLB advances which totaled $46.1 million and $34.8 million at June 30, 1997 and December 31, 1996, respectively.

The securities portfolio net increase of $23.2 million reflects purchases of $41.3 million of new securities available for sale as the Association utilized funds raised in an odd-term certificate of deposit promotion and FHLB advances, offset by scheduled principal reductions, calls, and amortization of premiums and discounts amounting to $18.1 million.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES

Loans receivable increased $20.9 million as a result of the Association's continued emphasis on its lending activities. Loan originations of $63.2 million and purchases of $2.6 million (primarily consisting of one- to four-family residential properties) were offset by repayments and other adjustments of $44.9 million. Real estate owned decreased $102,000 to $1.4 million at June 30, 1997, from $1.5 million at December 31, 1996, primarily due to the sale of foreclosed real estate.

Total liabilities increased $42.0 million to $621.1 million at June 30, 1997, from $579.1 million at December 31, 1996. Total deposits increased by $26.8 million to $540.5 million at June 30, 1997 from $513.7 million at December 31, 1996 due primarily to increased retail deposits resulting from a special promotion of odd-term certificates as well as competitive pricing intended to protect and enhance the Association's market share during the period.

Total equity increased to $78.7 million at June 30, 1997, from $76.1 million at December 31, 1996, reflecting net income for the six months of $2.7 million, a net increase in the market value of assets available for sale of $483,000, and the stock benefit plans accrual of $371,000, offset in part by the declaration of dividends totalling $1.0 million. For further information, see the unaudited consolidated statements of changes in shareholders' equity in the accompanying consolidated financial statements.

At June 30, 1997, the Association exceeded all regulatory capital requirements as follows:


                                                                                             To be Considered
                                                                     Minimum for             Well Capitalized
                                                                  Capital Adequacy       for Prompt Corrective
                                                 Actual               Purposes              Action Provision
                                           -------------------------------------------------------------------------
                                             Ratio    Amount     Ratio      Amount         Ratio     Amount
                                           -------------------------------------------------------------------------
As of June 30, 1997:
Shareholders' equity, and ratio
   to total assets                            11.2%   $78,678
                                              =====
Unrealized decrease in market value
   of securities available for sale                       585
Tangible capital, and ratio to                        -------
   adjusted total assets                      11.3%   $79,263     1.5%       $10,506
                                              =====   =======     ====       =======
Tier 1 (core) capital, and ratio
   to adjusted total assets                   11.3%   $79,263     3.0%       $21,011         5.0%      $35,019
                                              =====   =======     ====       =======         ====      =======
Tier 1 (core) capital, and ratio to
   risk-weighted total assets                 23.3%   $79,263                                6.0%      $20,422
                                              =====   -------                                ====      =======

Allowance for loan and lease losses                     2,350
Equity investments                                     (1,662)
                                                      -------
Tier 2 capital                                            688
                                                      -------
Total risk-based capital, and ratio to
   risk-weighted total assets                 23.5%   $79,951     8.0%       $27,229        10.0%      $34,037
                                              =====   =======     ====       =======        =====      =======

Total assets                              $699,787
                                          ========
Adjusted total assets                     $700,372
                                          ========
Risk-weighted assets                      $340,365
                                          ========


                                  ASSET QUALITY

Loans 90 days past due are generally placed on non-accrual status. The Association ceases to accrue interest on a loan once it is placed on non-accrual status and interest accrued but unpaid at such time is charged against interest income. Additionally, any loan where it appears evident prior to being past due 90 days that the collection of interest is in doubt is also placed on non-accrual status. The Association carries real estate owned at the lower of cost or fair value, less cost to dispose. Management regularly reviews assets to determine proper valuation. The Association did not have any restructured loans within the meaning of SFAS No. 15 at June 30, 1997 or December 31, 1996.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES

The  following  table  sets  forth   information   regarding  the  Association's
delinquent loans and foreclosed real estate at the dates indicated:

                                                                               June 30, December 31,
                                                                                 1997     1996
                                                                                ------   ------
                                                                                   (unaudited)
                                                                                 (In Thousands)
Non-performing loans:
Residential real estate loans:
  Loans 60 to 89 days delinquent                                                $  354   $  446
  Loans more than 90 days delinquent                                             1,443    1,524
                                                                                ------   ------
    Total                                                                        1,797    1,970
                                                                                ------   ------

Commercial and multi-family real estate loans:
  Loans 60 to 89 days delinquent                                                    --       --
  Loans more than 90 days delinquent                                                --       --
                                                                                ------   ------
    Total                                                                           --       --
                                                                                ------   ------

Consumer and commercial business loans:
  Loans 60 to 89 days delinquent                                                    22       72
  Loans more than 90 days delinquent                                                23      107
                                                                                ------   ------
     Total                                                                          45      179
                                                                                ------   ------

Land
  Loans 60 to 89 days delinquent                                                    --       --
  Loans more than 90 days delinquent                                                --       --
                                                                                ------   ------
    Total                                                                           --       --
                                                                                ------   ------
Total non-performing loans                                                       1,842    2,149

Real estate owned net of related allowance                                       1,353    1,455
Loans to facilitate sale of real estate owned                                      220      224
                                                                                ------   ------
Total non-performing assets and loans to facilitate sale of real estate owned   $3,415   $3,828
                                                                                ======   ======


                              RESULTS OF OPERATIONS
           FOR THE THREE MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996

                                     GENERAL

Net income for the quarter ended June 30, 1997 decreased $400,000 to $1.4 million, or $0.27 per share, compared to $1.8 million, or $0.36 per share, for the quarter ended June 30, 1996. The decrease in net income was primarily due to events totaling approximately $560,000 which occurred during the three months ended June 30, 1996 which did not reoccur during 1997. The effect of these events was partially offset by a $377,000 increase in net interest income for the three months ended June 30, 1997.

                               NET INTEREST INCOME

Net interest income increased to $5.7 million for the quarter ended June 30, 1997 from $5.4 million for the quarter ended June 30, 1996 primarily as a result of a $60.7 million increase in average interest-earning assets to $653.1 million for the three months ended June 30, 1997 from $592.4 million for the same period in the prior year, reflecting the increases in the loan and securities portfolios, as well as an increase in the average yield on interest-earning assets to 7.69% for the three months ended June 30, 1997 from 7.49% for the same period in 1996. The increase in interest-earning assets was partially offset by a $60.9 million increase in average interest-bearing liabilities to $598.7 million for the three months ended June 30, 1997 from $537.8 million for the same period in 1996 reflecting the growth of the Association's deposit portfolio, primarily certificates of deposits, and the use of FHLB advances to fund securities purchases, as well as an increase in the average yield on interest-bearing liabilities to 4.55% for the three months ended June 30, 1997 from 4.26% for the same period in 1996. The increase in the average yield is primarily attributable to the increased cost of certificates of deposit and advances which have a higher cost to the Association than do core deposits.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES

                            PROVISION FOR LOAN LOSSES

The Association maintains an allowance for loan losses based upon a periodic evaluation of known and inherent risks in the loan portfolio, past loan loss experience, adverse situations that may affect borrowers' ability to repay loans, the estimated value of the underlying loan collateral, the nature and volume of its loan activities, and current as well as expected future economic conditions. Loan loss provisions are based upon management's estimate of the fair value of the collateral and the Association's actual loss experience, as well as guidelines applied by the OTS and the FDIC. The Association's provision for loan losses was $53,000 for the quarter ended June 30, 1997, as compared to $38,000 for the quarter ended June 30, 1996. The Association's allowance for loan losses as a percentage of net loans receivable was 0.63 % and 0.64 % at June 30, 1997 and 1996, respectively.

                                  OTHER INCOME

Other income consists of servicing income and fee income, service charges, gain or loss on the sale of securities available for sale and income or loss from the Association's subsidiary's real estate venture. Other income increased $601,000 to $971,000 for the quarter ended June 30, 1997 from $370,000 for the same period in 1996. Other income for the three months ended June 30, 1997 reflected a $134,000 increase in loan and deposit fees resulting from changes in the Association's fee structure which were implemented in October 1996. In addition, other income in the 1996 period included a $200,000 loss reserve on an amount due from a depository institution as well as a $218,000 loss incurred on the sale of a participation loan, neither of which items reoccurred during 1997.

                                OPERATING EXPENSE

Operating expense increased $235,000 to $4.5 million for the three month period ended June 30, 1997 from $4.3 million for the same period in 1996, primarily due to an increase of $189,000 in employee compensation and benefits as a result of increased staffing due to both a branch office opening and the expanded loan production program. In addition, other increases of $89,000 in occupancy and equipment costs (also relating to the new branch office) and $115,000 in miscellaneous operating expense occurred during the quarter ended June 30, 1997 as compared to the same quarter in 1996. The increase in operating expense was partially offset by a $182,000 decrease in federal deposit insurance premiums reflecting the reduced premium rate paid by the Association in the 1997 period.

                           PROVISION FOR INCOME TAXES

The provision for income taxes was $767,000 for the three months ended June 30, 1997. A benefit of $361,000 was recognized for the three months ended June 30, 1996 due to the reversal of a prior year provision which was no longer required in management's opinion.

                              RESULTS OF OPERATIONS
            FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996

                                     GENERAL

Net income for the six months ended June 30, 1997 decreased $316,000 to $2.7 million, or $0.54 per share, compared to $3.1 million, or $0.62 per share, for the same period in 1996. The decrease in net income was primarily due to events totaling approximately $698,000 which occurred during the six months ended June 30, 1996 which did not reoccur during 1997, and a $536,000 increase in operating expense for the six months ended June 30, 1997. The effect of these events was partially offset by a $1.0 million increase in net interest income for the six months ended June 30, 1997.

                               NET INTEREST INCOME

Net interest income increased $1.0 million to $11.3 million for the six months ended June 30, 1997 from $10.3 million for the six months ended June 30, 1996 primarily as a result of a $60.2 million increase in average interest-earning assets to $641.7 million for the six months ended June 30, 1997 from $581.5 million for the same period in the prior year, reflecting the growth in the Association's loan and securities portfolios, as well as an increase in the average yield on interest-earning assets to 7.66% for the six months ended June 30, 1997 from 7.51% for the same period in 1996. The increase in interest-earning assets was partially offset by a $60.5 million increase in average interest-bearing liabilities

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES

to $588.4 million for the six months ended June 30, 1997 from $527.9 million for the same period in 1996 reflecting the growth of the Association's deposit portfolio, primarily in certificates of deposit, and the use of FHLB advances to fund securities purchases, as well as an increase in the average yield on interest-bearing liabilities to 4.51% for the six months ended June 30, 1997 from 4.38% for the same period in 1996. The increase in the average yield is primarily attributable to the increased cost of certificates of deposit and advances which have a higher cost to the Association.

                            PROVISION FOR LOAN LOSSES

As mentioned previously, loan loss provisions are based upon management's estimate of the fair value of the collateral and the Association's actual loss experience, as well as guidelines applied by the OTS and the FDIC. The
Association's provision for loan losses was $83,000 for the six months ended June 30, 1997, as compared to $40,000 for the six months ended June 30, 1996. The Association's allowance for loan losses as a percentage of net loans receivable was 0.63 % and 0.64 % at June 30, 1997 and 1996, respectively.

                                  OTHER INCOME

Other income increased $525,000 to $1.9 million for the six months ended June 30, 1997 from $1.3 million for the same period in 1996. Other income for the six months ended June 30, 1997 increased in part due to a $160,000 increase in loan and deposit fees as the result of changes in the Association's fee structure which were implemented in October 1996. In addition, other income in the 1996 period included a $200,000 loss reserve on an amount due from a depository institution as well as a $218,000 loss incurred on the sale of a participation loan, offset in part by a $138,000 net gain on the sale of securities available for sale, none of which items reoccurred during 1997.

                                OPERATING EXPENSE

Operating expense increased $536,000 to $8.8 million for the six month period ended June 30, 1997, from $8.3 million for the same period in 1996, primarily due to an increase of $459,000 in employee compensation and benefits as a result of increased staffing due to both a branch office opening and the expanded loan production program. In addition, other increases of $163,000 in occupancy and equipment costs (also relating to the new branch office) and $184,000 in miscellaneous operating expense occurred during the six months ended June 30, 1997 as compared to the same period in 1996. The increase in operating expense was partially offset by a $419,000 decrease in federal deposit insurance premiums reflecting the reduced premium rate paid by the Association in the 1997 period.

                           PROVISION FOR INCOME TAXES

The provision for income taxes increased to $1.6 million for the six months ended June 30, 1997 from $258,000 for the same period in 1996. The increase was due to management's decision during the six months ended June 30, 1996 to reverse a prior year provision which was no longer required.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES

                           PART II. OTHER INFORMATION
                           --------------------------

ITEM 1.       LEGAL PROCEEDINGS

              There are various claims and lawsuits in which the Association is periodically involved incidental to the Association's business. In the opinion of management, no material loss is expected from any of such pending claims or lawsuits.

ITEM 2.       CHANGES IN SECURITIES

              Not applicable.

ITEM 3.       DEFAULTS UPON SENIOR SECURITIES

              None.


ITEM 4.       SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS


              None.

ITEM 5.       OTHER INFORMATION.

(a)           MID-TIER HOLDING COMPANY.
              On January 16, 1997, the Board of Directors of the Association adopted a resolution to proceed with filing an application with the OTS to reorganize Community Savings into a two-tier holding company structure. As a result of the reorganization, the Association will be a wholly-owned subsidiary of a federally-chartered company which will be owned by the existing shareholders.

              ComFed, M. H. C., the Association's mutual holding company, will hold a majority of the common stock of the new mid-tier stock holding company, Community Savings Bankshares, Inc., which will own 100% of the common stock of Community Savings. Under the reorganization, each share of Association common stock held by existing shareholders of Community Savings will be converted into one share of common stock of Community Savings Bankshares, Inc. The reorganization of the Association will be structured as a tax-free reorganization and will be accounted for in a manner similar to a pooling of interests. Completion of the reorganization is subject to regulatory approval by the OTS and to shareholder approval. It is expected to be completed during the fourth quarter of 1997. On April 25, 1997, the proposed mid-tier stock holding company filed an application with the OTS requesting permission to become the holding company for the Association. On August 4, 1997, the OTS issued its order approving the application of Community Savings Bankshares, Inc. The Association expects to hold a special meeting of shareholders on September 24, 1997 to consider and vote upon the reorganization.

(b)           CHANGE OF FISCAL YEAR.
              During January 1997, the Board of Directors of the Association approved a change of the Association's fiscal year from September 30 to December 31, effective December 31, 1996.

ITEM 6.       EXHIBITS AND REPORTS ON FORM 8-K.

(a)           EXHIBITS.
              --------

              None.

(b)           CURRENT REPORTS ON FORM 8-K.
              ---------------------------

              None.

                                   SIGNATURES
                                   ----------

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.




                                    COMMUNITY SAVINGS, F. A.




                                    /s/ JAMES B. PITTARD, JR.
                                    ---------------------------------------
Date:    August  11, 1997               James B. Pittard, Jr.
                                        President and Chief Executive Officer


Date:    August 11, 1997           /s/ LARRY J. BAKER
                                   ---------------------------------------
                                       Larry J. Baker
                                       Senior Vice President and Treasurer